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JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com May 7, 2014

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Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Christine Davis, Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cheetah Mobile Inc.
(formerly known as Kingsoft Internet Software Holdings Limited)
CIK No. 0001597835
Response to the Staff’s Oral Comments of May 6, 2014

Dear Ms. Jacobs, Ms. Woo, Ms. Davis and Ms. Pyles:

On behalf of our client, Cheetah Mobile Inc. (formerly known as Kingsoft Internet Software Holdings Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the Staff’s oral comments of May 6, 2014. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Company’s registration statement on Form F-1, as amended (the “Registration Statement”).

U.S. Securities and Exchange Commission

May 7, 2014

1.	Please explain the discrepancy between the MAU figures for Clean Master included in Annex 2-1 to the Company’s letter to the Staff dated March 26, 2014 and those in the Registration Statement on Form F-1 confidentially submitted on the same date.

The Company respectfully advises the Staff that Clean Master’s monthly active users (“MAU”) of 83.9 million as of December 31, 2013 cited in the F-1 confidentially submitted on March 26, 2014 were significantly higher than the 12.9 million contained in Annex 2-1 to the Company’s responses dated March 26, 2014 because the Company used its own internal record of the MAU instead of citing mUserTracker. mUserTracker only tracks MAU within China, but Clean Master has users in both China and overseas. In fact, Clean Master has a significantly larger overseas user base than in China. In addition, mUserTracker is a newly launched user data tracker that generates MAU based on limited samples of data within China. On the other hand, the Company believes that the ranking from mUserTracker still serves as a valuable reference for Clean Master’s ranking in China relative to competitive products in China. In the latest Form F-1/A filing, the MAU of Clean Master has been updated to 139.9 million as of March 31, 2014 and the Company’s internal record to support this data is attached as Annex I hereto.

In addition, the Company encloses, as Annex II hereto, the Company’s internal record for the MAU of Clean Master in December 2013. As indicated in the attached, the MAU of Clean Master in China was 29.7 million as of December 31, 2013. In comparison with the MAU provided by mUserTracker, i.e. 12.9 million, the Company’s MAU figure is higher. The reasons for the difference are set forth below:

•	Prior to February 2014, iResearch had inadvertently allocated certain MAU of Clean Master to the Company’s other product called Kingsoft Mobile Guard. The Company was notified by iResearch by email of the error at the end of April 2014, and iResearch also issued a public notice about the errors in April 2014. The original mUserTracker MAU as of February 2014 was 16.8 million, and the amended MAU was 24.9 million. In other words, there was a rather significant difference of 8.1 million in February 2014. Please see Tables 2 and 3 in the attached excel file. mUserTracker had similarly underestimated the MAU of Clean Master as of December 31, 2013, which the Company estimates to be approximately 6 to 7 million.

•

The research method used by mUserTracker does not keep pace with promotion channels of mobile applications in China, resulting in a tendency to underestimate MAU of mobile applications. iResearch applies samples according to gender, age, geographical area and network operator, and does not take into account the model of mobile phones.

U.S. Securities and Exchange Commission

May 7, 2014

However, one of the Company’s principal methods of promoting Clean Master in China is by pre-installation on specific models of mobile phones. The inability to track pre-installation may have caused the mUserTracker data to significantly underestimate the MAU of those mobile phone models.

•	The effective sample size of mobile devices tracked by mUserTracker is relatively small, which may lead to deviation from the actual MAU. mUserTracker currently uses 100,000 effective samples for mobile applications, in contrast with 400,000 effective samples for PC equipment. Larger sample size tends to increase the accuracy of research results, including MAU. Therefore, the mobile MAU from mUserTracker may not be as accurate as its PC MAU.

2.	Please provide backup data for the updated March 2014 user data included in Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed on May 5, 2014.

The Company encloses, as Annex III hereto, the backup data for the updated March 2014 user data included in Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the Commission on May 5, 2014.

*        *        *

U.S. Securities and Exchange Commission

May 7, 2014

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at Ernst & Young Hua Ming LLP, King Li, by telephone at +86-10-5815-2099, or by email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Jun Lei, Chairman, Cheetah Mobile Inc.

Sheng Fu, Chief Executive Officer, Cheetah Mobile Inc.

Andy Yeung, Chief Financial Officer, Cheetah Mobile Inc.

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

U.S. Securities and Exchange Commission

May 7, 2014

Annex I

U.S. Securities and Exchange Commission

May 7, 2014

Annex II

Clean Master - MAU as of December 31, 2013

A. From Company's own internal record

Table 1

Month	MAU from Internal Record	MAU in China (Internal Record	iResearch MAU (which covers only China)	Difference
2013.12	83.9	29.7	12.9	16.8

*MAU data are provided in millions

- Clean Master, which is a junk file cleaning, memory boosting and privacy protection application, had 150.7 million installations as of December 31, 2013, and 83.9 million monthly active users and 43.3 million average daily active users in December 2013. See "Conventions Which Apply To This Prospectus" for the definition of "average daily active users." It was the No. 6 application worldwide excluding games on Google Play in terms of the number of monthly downloads in December 2013, according to App Annie Limited, or App Annie, a third party market research firm. It was also the No. 4 mobile utility application in China in terms of monthly active users in December 2013, according to iResearch, a third party market research firm.

Note : Only Android for December 31, 2013 data

Internal Record of Clean Master MAU

in China

Apart from China

```
201312  and_cm  cn        29746624
201312  and_cm  other     54903172
201312  andcm_total       83878182
```

B. Comparison with iResearch data in China, and Explanation of the Difference between Co Internal Record and iResearch

Table 2

趋势分析 | 时段趋势 | 用户特征

猎豹清理大师 — Clean Master

月趋势 — Monthly data

指标 (Indicators)	2013-11	2013-12
月度覆盖人数（万人） (Monthly active users (in ten thousands))	1,360.42	1,293.40
月度总使用次数（万次）	12,189.74	9,839.89
月度总有效使用时间（万分钟）	6,044.47	8,787.04
日均覆盖人数（万人） (Daily active users (in ten thousands))	244.59	206.15
日均总使用次数(万次)	406.32	317.42
日均总有效使用时间(万分钟)	201.48	283.45

Table 3

Amendment made by iResearch to its February 2014 data:

Month	Before	After	before and after amendment
2014.02	16.8	24.9	-8.1

MAU before amendment of iResearch data:

mUserTracker

首页 | App分析 | 网站分析 | 终端分析 | 我的监测

筛选条件 | 数据导出 | 打印

已选条件: 系统工具

时间区间: 月 2014-02 (Beta) — Feb 2014 确定

App分析 > 排名 > App排名

月度指标 | 日均指标 | 人均指标

Monthly active users (in ten thousands)

序号	App	大类别	小类别	月度覆盖人数（万人）
	合计			18,508.74
1	金山电池医生 (Battery Doctor)	实用工具	系统工具	2,503.31
2	360省电王	实用工具	系统工具	2,102.70
3	金山清理大师 (Clean Master)	实用工具	系统工具	1,683.70
4	WiFi万能钥匙	实用工具	系统工具	1,610.69
5	百度网盘	实用工具	系统工具	1,327.83
6	ES文件浏览器	实用工具	系统工具	1,283.29
7	流量监控仪	实用工具	系统工具	1,199.78
8	QQ手机令牌	实用工具	系统工具	1,101.62
9	360云盘	实用工具	系统工具	1,058.64
10	Superuser	实用工具	系统工具	969.04

MAU after amendment of iResearch data

已选条件: 系统工具

时间区间: 月 2014-02 (Beta) 确定

App分析 > 排名 > App排名

月度指标 | 日均指标 | 人均指标

Monthly active users (in ten thousands)

序号	App	大类别	小类别	月度覆盖人数（万人）
	合计			19,116.10
1	金山电池医生	实用工具	系统工具	2,593.02
2	猎豹清理大师 (Clean Master)	实用工具	系统工具	2,487.51

U.S. Securities and Exchange Commission

May 7, 2014

Annex III

Tab	Statement in the F-1
P1	We had 362.0 million monthly active users for all of our applications in March 2014.

P1-2	It was also the No. 2 mobile utility application in China in terms of monthly active users in February 2014, according to iResearch, a third party market research firm.

P1-3	Duba Anti-virus, which is an internet security application, had 119.7 million monthly active users and 45.1 million average daily active users in March 2014.

P1-4	Cheetah Browser, which is our safe internet browser launched in June 2012 for PCs and June 2013 for mobile devices, had 44.1 million monthly active users and 14.9 million average daily active users in March 2014

P1-5	We are the second largest provider of internet security applications in China in terms of monthly active users in March 2014, according to iUser Tracker of iResearch.

P2	Duba.com personal start page, which aggregates popular online resources and provides users quick access to most of their online destinations, had 54.3 million monthly active users in March 2014, according to iResearch

P1

P1-2

P1-3

P1-4

P1-5

P2